

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 21, 2016

Doron Turgeman
Chief Executive Officer
B Communications Ltd.
2 Dov Friedman Street
Ramat Gan 5250301, Israel

    Re: B Communications Ltd.
            Form 20-F for Fiscal Year Ended December 31, 2015
            Filed April 19, 2016
            File No. 001-33773

Dear Mr. Turgeman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Terry French for

                Carlos Pacho
                Senior Assistant Chief Accountant
                AD Office 11 - Telecommunications